Exhibit 99.1

CRH Medical Corporation Announces 2018 Third Quarter Results and New Monitored Anesthesia Care Program

Anesthesia Revenue Grows 35% compared to the Third Quarter of 2017

VANCOUVER, Oct. 31, 2018 /CNW/ - CRH Medical Corporation (TSX: CRH) (NYSE MKT: CRHM) (the "Company"), today announced its financial results for the quarter ended September 30, 2018.

In addition, CRH announced that it has entered into an exclusive agreement to develop and manage a monitored anesthesia care ("MAC") program with Digestive Health Specialists ("DHS"), in North Carolina. The Company will develop and manage the program and has an option to acquire up to 51% of the newly created anesthesia practice at a future date, no sooner than 12 months. DHS owns ambulatory surgical centers in the Winston-Salem area, consisting of a total of six procedure rooms.

Edward Wright, Chief Executive Officer of CRH commented, "We are very pleased with our strong third quarter and year to date financial and operating results. Revenue growth and operating margins remain very strong, with year to date adjusted shareholder EBITDA more than $25 million. This shows the impressive strength of our business model and ability to execute especially considering the impact of the CMS changes that went into effect on January 1, 2018." Mr. Wright continued, "We are also excited to announce our most recent MAC partnership with Digestive Health Specialists. This transaction follows the successful execution of our first MAC acquisition, which resulted in a transaction in July 2018 and furthers our goal of becoming the preeminent provider of GI anesthesia. Our infrastructure and expertise in assisting gastroenterology anesthesia practices plays a role in better patient care."

This news release should be read in conjunction with the Company's audited financial statements and management discussion and analysis for the three and nine months ended September 30, 2018 and 2017 that have been filed on SEDAR and are available at www.sedar.com and on the Company's website at www.crhmedcorp.com

Consolidated Financial Highlights (expressed in USD)

	Three Months Ended September 30,			Year-to-Date September 30,
	2018	2017 (1)	Change	2018	2017 (1)	Change
Anesthesia services revenue	26,073,482	19,294,005	35%	72,858,705	56,026,667	30%
Product revenue	2,658,131	2,864,742	(7%)	7,868,907	8,428,735	(7%)
Total revenue	28,731,593	22,158,747	30%	80,727,612	64,455,402	25%

Operating expenses – adjusted(2)
Anesthesia services	13,046,659	9,176,676	42%	35,565,127	26,188,105	36%
Product	1,064,824	1,094,305	(3%)	3,428,884	3,273,259	5%
Corporate	1,108,505	993,672	12%	2,915,197	2,822,097	3%
Total operating expenses – adjusted(2)	15,219,988	11,264,653	35%	41,909,208	32,283,461	30%

Total adjusted operating EBITDA(2)	13,511,605	10,894,094	24%	38,818,404	32,171,941	21%
Shareholders of the Company	8,515,300	7,775,349	10%	25,176,077	22,846,790	10%
Non-controlling interest	4,996,305	3,118,745	60%	13,642,327	9,325,151	46%

Anesthesia patient cases serviced	71,044	49,113	45%	195,843	137,664	42%

(1)	On adoption of IFRS 15, the Company restated prior year revenue and operating expenses. Refer to note 3 of the unaudited interim financial statements for the three and nine months ended September 30, 2018 for further details.
(2)	Non-IFRS measure. Please refer to page 6 of this document for a reconciliation of reported results to non-IFRS measures.

Results of Operations – Three and Six Months Ended September 30, 2018

Revenues for the quarter ended September 30, 2018 were $28,731,593 compared to $22,158,747 for the three months ended September 30, 2017, an increase of $6,572,846 when compared to the three months ended September 30, 2017. Revenues for the nine months ended September 30, 2018 were $80,727,612, an increase of $16,272,210 when compared to the nine months ended September 30, 2017.

Revenues from anesthesia services for the three months ended September 30, 2018 were $26,073,462 compared to $19,294,005 for the three months ended September 30, 2017, an increase of $6,779,457.  As noted below, the increase was primarily due to the Company's anesthesia acquisitions completed mid-year in 2017 and in 2018.  The $6.8 million increase in revenue from the prior period is reflective of the following:

  growth through acquisitions completed in 2017 and 2018 contributed $10.1 million of the increase when comparing the two periods. This is comprised of growth from acquisitions completed in 2017 ($6.2 million) and growth from acquisitions completed in 2018 ($3.9 million);
  the impact of the CMS final fee schedule resulted in a decrease in revenue of approximately $1.7 million when compared to the third quarter of 2017;
  executing contracts with non-contracted payors and changes in payor mix, primarily related to entities acquired in 2016 and 2017, decreased revenue in the third quarter of 2018 by $1.5 million when compared to the third quarter of 2017;
  revenues relating to our monitored anesthesia care program decreased by $0.2 million as a result of the acquisition of LWA; and
  the company incurred a positive adjustment as a result of a non-recurring change in estimate of $0.1 million.

Anesthesia revenues for the nine months ended September 30, 2018 were $72,858,705 compared to $56,026,667 for the nine months ended September 30, 2017, an increase of $16,832,038.  The $16.8 million increase in revenue from the prior period is reflective of the following:

  growth through acquisitions completed in 2017 and 2018 contributed $25.0 million of the increase when comparing the two periods. This is comprised of growth from acquisitions completed in 2017 ($18.6 million) and growth from acquisitions completed in 2018 ($6.4 million);
  the impact of the CMS final fee schedule resulted in a decrease in revenue of approximately $5.0 million when compared to the first nine months of 2017;
  executing contracts with non-contracted payors and changes in payor mix, primarily related to entities acquired in 2016 and 2017, decreased revenue in the first nine months of 2018 by $3.8 million when compared to the first nine months of 2017;
  a positive adjustment as a result of the change in the impact of revenue estimates of $0.6 million; and
  revenue growth from our exclusive agreement to develop and manage a monitored anesthesia care program with Puget Sound Gastroenterology of approximately $0.1 million.

As adjusted operating expenses are largely fixed in nature, changes in revenue primarily drive changes in operating income and adjusted operating EBITDA.

In the three months ended September 30, 2018, the anesthesia services segment serviced 71,044 patient cases compared to 49,113 patient cases during the three months ended September 30, 2017.  In the nine months ended September 30, 2018, the anesthesia services segment serviced 195,843 patient cases compared to 137,664 patient cases during the nine months ended September 30, 2017.

Revenues from product sales for the three months ended September 30, 2018 were $2,658,131 compared to $2,864,742 for the third quarter of 2017. Revenues from product sales for the nine months ended September 30, 2018 were $7,868,907 compared to $8,428,735 for the nine months ended September 30, 2017.  The decrease in product sales is the result of decreased sales of the CRH O'Regan System at previously trained practices due to changes in practice emphasis and to a lesser extent the introduction of competitive products.  We have initiated additional practice support initiatives, including a greater emphasis on re-training physicians in practices where usage has decreased.  Additionally, we plan to increase marketing support to enhance awareness of the CRH O'Regan System to both patients and physicians. The Company continues to successfully execute on the Company's direct to physician program that allows physicians to purchase our hemorrhoid banding technology, treatment protocols, marketing and operational experience. As of September 30, 2018, the Company has trained 2,869 physicians to use the O'Regan System, representing 1,099 clinical practices. This compares to 2,620 physicians trained, representing 1,011 clinical practices, as of September 30, 2017.

For the three months ended September 30, 2018, total adjusted operating expenses were $15,219,988 compared to $11,264,653 for the three months ended September 30, 2017.  For the nine months ended September 30, 2018, total adjusted operating expenses were $41,909,208 compared to $32,283,461 for the nine months ended September 30, 2017.  Increases in adjusted operating expenses are primarily related to adjusted operating expenses in the anesthesia services business.  Factors impacting the fluctuation of total adjusted operating expenses are consistent with those impacting operating expenses.

Anesthesia services adjusted operating expenses for the three months ended September 30, 2018 were $13,046,659, compared to $9,176,676 for the three months ended September 30, 2017.  Anesthesia services adjusted operating expenses for the nine months ended September 30, 2018 were $35,565,127, compared to $26,188,105 for the nine months ended September 30, 2017.    Anesthesia services adjusted operating expenses primarily include labor related costs for Certified Registered Nurse Anesthetists and MD anesthesiologists, billing and management related expenses, medical drugs and supplies and other related expenses.  The Company's first anesthesia acquisition was in the fourth quarter of 2014, with eighteen further acquisitions completed in 2015, 2016, 2017 and 2018.  As a result, the third quarter of 2018 and the respective year to date period is not directly comparable to 2017, with the majority of the increase relating to operating expenses for acquired companies.  Though quarterly revenue may fluctuate significantly, quarterly adjusted operating expenses, which are primarily employee related costs, due to their fixed nature, increase as a result of the Company's acquisition strategy.  Total adjusted operating expenses per case for the anesthesia segment were $184 and $182 per case for the three and nine months ended September 30, 2018, respectively, as compared to $187 and $190 per case for the three and nine months ended September 30, 2017, respectively. The decrease in expense per case is reflective of the leverage of our existing infrastructure and the cost profile of acquisitions completed subsequent to June 30, 2017.

Product sales adjusted operating expenses for the three months ended September 30, 2018 were $1,064,824 compared to $1,094,305 for the three months ended September 30, 2017.  Product sales adjusted operating expenses for the nine months ended September 30, 2018 were $3,428,884 compared to $3,273,259 for the nine months ended September 30, 2017.  Employment and related costs have remained consistent with the third quarter of 2017, with the increase relating to higher product support costs, specifically related to marketing and training.  In the future, the Company expects adjusted operating expenses to increase as the Company continues to invest in activities aimed at increasing demand for training and use of the CRH O'Regan System.

Corporate adjusted operating expenses for the three months ended September 30, 2018 were $1,108,505 compared to $993,672 for the three months ended September 30, 2017. Corporate adjusted operating expenses for the nine months ended September 30, 2018 were $2,915,197 compared to $2,822,097 for the nine months ended September 30, 2017.  The increase in corporate adjusted operating expense is a reflection of higher professional fees and employee related costs when compared to the third quarter of 2017.  We expect corporate adjusted operating expenses to increase as the Company performs additional activities in relation to the loss of its foreign private issuer status.

Adjusted operating EBITDA attributable to shareholders of the Company for the three months ended September 30, 2018 was $8,515,300, an increase of $739,951 from the three months ended September 30, 2017.  Adjusted operating EBITDA attributable to shareholders of the Company for the nine months ended September 30, 2018 was $25,176,077 an increase of $2,329,287 from the nine months ended September 30, 2017.  The increases in adjusted operating EBITDA attributable to shareholders is primarily a reflection of the contributions from acquisitions completed in 2017 and 2018, offset by the impacts of the CMS final rule, and the impact of moving from non-contracted to in contract status for commercial payors.  Adjusted operating EBITDA is also favourably impacted by the decrease in adjusted anesthesia operating expense per case.

Adjusted operating EBITDA attributable to non-controlling interest was $4,996,305 for the three months ended September 30, 2018.  This comprises the non-controlling interests' share of revenues of $8,663,660 and adjusted operating expenses of $3,667,355.  Adjusted operating EBITDA attributable to non-controlling interest was $13,642,327 for the nine months ended September 30, 2018.  This comprises the non-controlling interests' share of revenues of $23,354,450 and adjusted operating expenses of $9,712,123.

Total adjusted operating EBITDA was $13,511,605 for the three months ended September 30, 2018, an increase of $2,617,511 from the same period in 2017.  Total adjusted operating EBITDA was $38,818,404 for the nine months ended September 30, 2018, an increase of $6,646,463 from the same period in 2017.

At September 30, 2018, the Company had $6,832,560 in cash and cash equivalents compared to $12,486,884 at the end of 2017.  The decrease in cash and equivalents is primarily a reflection of cash generated from operations, timing of distributions to non-controlling shareholders and payments in respect of normal course issuer bid repurchases, acquisitions in the period, debt and tax payments made during the nine months ended September 30, 2018.

Working capital was $13,411,824 compared to working capital of $20,102,948 at December 31, 2017.  The Company expects to meet its short-term obligations, including short-term obligations in respect of its notes payable, deferred consideration and earn-out obligation through cash earned through operating activities.  The average number of days receivables outstanding at September 30, 2018 was 53 days.  Excluding the Company's most recent acquisitions, WOSA, SSA, LWA and LESA, days receivable outstanding remained at 53 days outstanding.  At December 31, 2017, the average number of days receivables outstanding was 42 days.  Impacting the days receivable outstanding as of September 30, 2018 is the implementation of the new CMS billing codes in the first quarter of 2018, which resulted in delays in the processing of payments by payors. This has had a continued impact in the third quarter of the year, but is expected to improve.

Conference Call

CRH will host a conference call to discuss its results on Thursday, November 1, 2018, at 11:00 am EST (08:00 am PST). To participate in the conference, please dial 1-800-319-4610, or 1-604-638-5340. An audio replay will be available shortly after the call by dialing 1-855-669-9658 or (604) 674-8052 and entering access code 1986. The replay will be available for two weeks after the call.

About CRH Medical Corporation

CRH Medical Corporation is a North American company focused on providing gastroenterologists throughout the United States with innovative services and products for the treatment of gastrointestinal diseases. In 2014, CRH became a full-service gastroenterology anesthesia company that provides anesthesia services for patients undergoing endoscopic procedures in ambulatory surgical centers. To date, CRH has completed 19 anesthesia acquisitions. CRH now serves 45 ambulatory surgical centers in ten states and performs approximately 298,000 procedures annually. In addition, CRH owns the CRH O'Regan System, a single-use, disposable, hemorrhoid banding technology that is safe and highly effective in treating all grades of hemorrhoids. CRH distributes the O'Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to gastroenterology practices, creating meaningful relationships with the gastroenterologists it serves. CRH's O'Regan System is currently used in all 48 lower US states.

Non-IFRS Measures

This document makes reference to certain non-IFRS measures. These non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company's results of operations from management's perspective. Accordingly, they should not be considered in isolation nor as a substitute for analyses of the Company's financial information reported under IFRS. Management uses non-IFRS measures such as operating expenses – adjusted and operating EBITDA to provide investors with a supplemental measure of the Company's operating performance and thus highlight trends in the Company's core business that may not otherwise be apparent when relying solely on IFRS financial measures. Management also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, and to assess its ability to meet future debt service, capital expenditure, and working capital requirements.

The non-IFRS measures are reconciled to reported IFRS figures in the tables below:

Adjusted operating EBITDA (1)

For the three months ended	2018			2017				2016
(USD in thousands)	Sep	Jun	Mar	Dec	Sep	Jun	Mar	Dec	Sep
Adjusted operating EBITDA attributable to:
Shareholders of the Company	8,515	8,429	8,231	11,489	7,775	7,352	7,719	10,281	9,122
Non-controlling interest	4,996	4,464	4,182	5,473	3,119	2,878	3,328	4,219	2,533
Total adjusted operating EBITDA	13,512	12,893	12,414	16,963	10,894	10,230	11,047	14,500	11,655
Amortization expense	(7,972)	(7,488)	(6,994)	(7,169)	(5,897)	(5,603)	(5,059)	(4,715)	(4,711)
Depreciation and related expense	(24)	(24)	(23)	(25)	(22)	(20)	(13)	(30)	(31)
Stock based compensation	(865)	(838)	(828)	(799)	(968)	(781)	(906)	(525)	(297)
Acquisition expenses	(154)	(101)	(109)	(97)	(355)	(88)	(127)	(58)	(21)
Impairment of inventory	-	-	-	-	-	-	-	-	-
Impairment of intangible assets	-	-	-	(6,653)	-	-	-	-	-
Operating income	4,496	4,442	4,460	2,219	3,652	3,738	4,946	9,172	6,595
Net finance income (expense)	(1,597)	(582)	(585)	9,834	400	(3,571)	(1,246)	(1,175)	(1,381)
Income tax (expense) recovery	(407)	(615)	(694)	(5,755)	(604)	453	(397)	(1,643)	(188)
Net and comprehensive income	2,492	3,245	3,182	6,298	3,448	620	3,302	6,354	5,026

Adjusted operating expenses (1)

For the three months ended	2018			2017				2016
(USD in thousands)	Sep	Jun	Mar	Dec	Sep	Jun	Mar	Dec	Sep

Anesthesia services - adjusted operating expense	13,047	12,102	10,416	11,411	9,177	8,712	8,299	8,121	7,666
Amortization expense	7,972	7,487	6,993	7,169	5,897	5,603	5,056	4,715	4,711
Depreciation and related expense	2	2	1	3	2	3	2	1	3
Stock based compensation	156	172	123	71	100	106	149	120	38
Acquisition expenses	154	101	109	97	356	87	127	58	21
Impairment of intangible assets	-	-	-	6,653	-	-	-	-	-
Anesthesia services expense	21,330	19,863	17,642	25,404	15,532	14,511	13,633	13,014	12,439

Product sales - adjusted operating expense	1,065	1,271	1,093	1,295	1,094	1,142	1,037	1,083	974
Amortization expense	1	1	1	1	1	1	5	-	-
Depreciation and related expense	16	16	16	16	14	12	8	15	15
Stock based compensation	100	71	107	95	90	76	110	125	90
Impairment of inventory	-	-	-	-	-	-	-	-	-
Product sales expense	1,182	1,359	1,217	1,408	1,199	1,231	1,160	1,223	1,079

Corporate - adjusted operating expenses	1,109	1,064	743	882	994	844	985	746	684
Amortization expense	-	-	-	-	-	-	(4)	-	-
Depreciation and related expense	6	6	5	6	6	5	3	14	14
Stock based compensation	610	596	599	633	777	599	647	280	169
Corporate expense	1,724	1,666	1,347	1,521	1,776	1,448	1,630	1,040	867

Total adjusted operating expense	15,220	14,437	12,252	13,588	11,265	10,698	10,321	9,950	9,325
Total operating expense	24,236	22,888	20,205	28,332	18,507	17,190	16,423	15,278	14,386

(1)	Fiscal years 2017 and 2016 are restated for the adoption of IFRS 15, effective January 1, 2018. Refer to note 3 of the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2018.

Forward-looking Statements

Information included or incorporated by reference in this report may contain forward-looking statements. This information may involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "plan," "intend" or "project" or the negative of these words or other variations on these words or comparable terminology. Certain risks underlying our assumptions are highlighted below; if risks materialize, or if assumptions prove otherwise to be untrue, our results will differ from those suggested by our forward looking statements and our results and operations may be negatively affected. Forward looking statements in this report include statements regarding profitability, additional acquisitions, increasing revenue and Operating EBITDA, continued growth of our business in line with historical growth rates, trends in our industry, financing plans, our anticipated needs for working capital and leveraging our capabilities. Actual events or results may differ materially from those discussed in forward-looking statements. There can be no assurance that the forward-looking statements currently contained in this report will in fact occur. The Company bases its forward-looking statements on information currently available to it. The Company disclaims any intent or obligations to update or revise publicly any forward-looking statements whether as a result of new information, estimates or options, future events or results or otherwise, unless required to do so by law.

Forward-looking information reflects current expectations of management regarding future events and operating performance as of the date of this document. Such information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in forward-looking information, including, without limitation: our ability to identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; our ability to manage growth and achieve our expansion strategy; changes to payment rates or methods of third-party payors, including United States government healthcare programs, changes to the United States laws and regulations that regulate payments for medical services, the failure of payment rates to increase as our costs increase, or changes to our payor mix; decreases in our revenue and profit margin under our fee for service contracts and arrangements, where we bear the risk of changes in volume, payor mix, Radiology, Anesthesiology and Pathology benefits, and third-party reimbursement rates; Ambulatory Surgical Centers or other customers may terminate or choose not to renew their agreements with us; our need to raise additional capital to fund future operations; the effect of various restrictive covenants and events of default under the Credit Facilities; we may still be able to incur substantially more debt, which could further exacerbate the risks associated with increased leverage; significant price and volume fluctuation of our share prices; the risk that we may write-off intangible assets; the operating margins and profitability of our anesthesia segment could be adversely affected if we are unable to maintain or increase anesthesia procedure volumes at our existing Ambulatory Surgical Centers; we may not be able to successfully recruit and retain qualified anesthesiologists or other independent contractors; adverse events related to our product or our services may subject us to risks associated with product liability, medical malpractice or other legal claims, insurance claims, product recalls and other liabilities, which may adversely affect our operations; our industry's health and safety risks; Affordable Care Act reform in the United States may have an adverse effect on our business, financial condition, results of operations and cash flows and the trading price of our securities, financial condition, results of operations and cash flows and the trading price of our securities; failure to manage third-party service providers may adversely affect our ability to maintain the quality of service that we provide; income tax audits and changes in our effective income tax rate could affect our results of operations; our dependence on suppliers could have a material adverse effect on our business, financial condition and results of operations; unfavorable economic conditions could have an adverse effect on our business; we may be subject to a variety of regulatory investigations, claims, lawsuits, and other proceedings; if we are unable to adequately protect or enforce our intellectual property, our competitive position could be impaired; we may not be successful in marketing our products and services; our employees and third-party contractors may not appropriately record or document services that they provide; failure to timely or accurately bill for services could have a negative impact on our net revenue, bad debt expense and cash flow; we may be unable to enforce the non-competition and other restrictive covenants in our agreements; our senior management has been key to our growth, and we may be adversely affected if we lose any member of our senior management; our industry is already competitive and could become more competitive; if there is a change in federal or state laws, rules, regulations, or in interpretations of such federal or state laws, rules or regulations, we may be required to redeem our physician partners' ownership interests in anesthesia companies under the savings clause in our joint venture operating agreements; changes in the United States federal Anti-Kickback Statute and Stark Law and/or similar state laws, rules, and regulations could result in criminal offences and potential sanctions; our employees and business partners may not appropriately secure and protect confidential information in their possession; we are dependent on complex information systems; we may be subject to criminal or civil sanctions if we fail to comply with privacy regulations regarding the protection, use and disclosure of patient information; we have a legal responsibility to the minority owners of the entities through which we own our anesthesia services business, which may conflict with our interests and prevent us from acting solely in our own best interests; a significant number of our affiliated physicians could leave our affiliated Ambulatory Surgical Centers; if regulations or regulatory interpretations change, we may be obligated to re-negotiate agreements of our anesthesiologists or other contractors; the continuing development of our products and provision of our services depends upon us maintaining strong relationships with physicians; we operate in an industry that is subject to extensive federal, state, and local regulation, and changes in law and regulatory interpretations; unfavorable changes or conditions could occur in the states where our operations are concentrated; government authorities or other parties may assert that our business practices violate antitrust laws; significant shareholders of the Company could influence our business operations, and sales of our shares by such significant shareholders could influence our share price; anti-takeover provisions could discourage a third party from making a takeover offer that could be beneficial to our shareholders; changes in the medical industry and the economy may affect the Company's business; our industry is the subject of numerous governmental investigations into marketing and other business practices which could result in the commencement of civil and/or criminal proceedings, substantial fines, penalties, and/or administrative remedies, divert the attention of our management, and have an adverse effect on our financial condition and results of operations; evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty; we may face exposure to adverse movements in foreign currency exchange rates.

For a complete discussion of the Company's business including the assumptions and risks set out above, see the Company's annual information form which is available on SEDAR at www.sedar.com.

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SOURCE CRH Medical Corporation

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%CIK: 0001461119

For further information: Kettina Cordero, Director of Investor Relations, CRH Medical Corporation, 800.660.2153 x1030, kcordero@crhmedcorp.com, http://investors.crhsystem.com/

CO: CRH Medical Corporation

CNW 17:11e 31-OCT-18